UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Technical Communications Corporation
(Exact name of registrant as specified in its charter)

Massachusetts	04-2295040

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Domino Drive, Concord, MA	01742-2892

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common stock, $0.10 par value	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:      N/A      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:      N/A

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
This registration statement on Form 8-A relates to the registration of common stock, par value $0.10 per share (the “Common Stock”), of Technical Communications Corporation, a Massachusetts corporation (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on The NASDAQ Stock Market LLC. The Common Stock is presently quoted on the OTC Bulletin Board under the symbol “TCCO.OB.”
The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Organization, as amended, and the Company’s By-laws, as amended.
Common Stock
We are authorized to issue up to 7 million shares of Common Stock. Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters. The Company’s By-laws provide that the affirmative vote of a plurality of the votes cast by the shares entitled to vote thereon, at a meeting at which a quorum is present, is required to elect a director, and the affirmative vote of the holders of a majority of the shares voting in person or by proxy at a meeting at which a quorum is present is required for all actions except as otherwise required by statute.
No stockholder of the Company will, solely by reason of holding shares of any class, have any preemptive or preferential right to purchase or subscribe for any shares of the Company. In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, of the Company, after payment shall have been made to any holders of shares of any series of preferred stock then outstanding, if any, and after payment of the debts and liabilities of the Company, the holders of shares of Common Stock then outstanding shall be entitled to share ratably based upon the number of shares of Common Stock held by them in all remaining assets of the Corporation available for distribution to its shareholders.
The holders of shares of our Common Stock are entitled to receive such dividends as from time to time may be declared by the Board of Directors.
Transfer Agent and Registrar
Our transfer agent is American Stock Transfer. The transfer agent’s mailing address is 6201 15th Avenue, Brooklyn, NY 11219; its phone number is (718) 921-8200.
Listing
Beginning on July 14, 2010, shares of our Common Stock will begin trading on The NASDAQ Capital Market under the ticker symbol “TCCO.”

Shareholder Rights Plan
The Company has adopted a Shareholder Rights Plan and declared a dividend distribution of one common stock purchase right for each outstanding share of Common Stock, payable to stockholders of record at the close of business on August 13, 2004, and for each share of Common Stock issued thereafter. Until the rights become exercisable, they will trade automatically with the Company’s Common Stock and separate rights certificates will not be issued. The rights will become exercisable only in the event, with certain exceptions, that a person or group of affiliated or associated persons acquires 15% or more of the Company’s voting stock, or a person or group of affiliated or associated persons commences a tender or exchange offer which, if successfully consummated, would result in such person or group owning 15% or more of the Company’s voting stock.
Each right, once exercisable, will entitle the holder (other than an acquiring person or group) to buy one share of the Company’s Common Stock at a price of $25 per share, subject to certain adjustments. In addition, upon the occurrence of specified events, holders of the rights (other than rights owned by an acquiring person or group) would be entitled to purchase either the Company’s Common Stock or shares in an “acquiring entity” at approximately half of market value. Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company’s outstanding voting stock, subject to certain exceptions, the Board of Directors may, at its option, exchange part or all of the rights (other than rights held by an acquiring person or group) for shares of the Company’s Common Stock having a fair market value on the date of such acquisition equal to the excess of (i) the fair market value of Common Stock issuable upon exercise of the rights over (ii) the exercise price of the rights.
The Company generally will be entitled to redeem the rights at $.001 per right at any time prior to the close of business on the tenth business day after there has been a public announcement of the beneficial ownership by any person or group of 15% or more of the Company’s voting stock, subject to certain exceptions. The rights will expire on August 5, 2014 unless earlier redeemed. The existence of the Shareholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of the Company.
Staggered Board of Directors
The business corporation statute of Massachusetts requires, unless a company opts out, that the terms of directors of public companies be staggered by dividing the number of directors into three groups, as nearly equal in number as possible, with the number of directors subject to such requirement being fixed by a vote of the board. The Company’s Board of Directors currently consists of four directors. Pursuant to the statute and the Company’s By-laws, the members of the Company’s Board of Directors are divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms. Such a Board structure may have the effect of delaying, deferring or preventing a change in control of the Company.
Item 2. Exhibits.
Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no securities of the Company are currently registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Technical Communications Corporation
By:	/s/Carl H. Guild, Jr.
	Name:	Carl H. Guild, Jr.
	Title:	President and Chief Executive Officer

Date: July 12, 2010